

April 29, 2021

Anthony Petrello
Chief Executive Officer
Nabors Energy Transition Corp.
515 West Greens Road
Suite 1200
Houston, TX 77067

> **Re: Nabors Energy Transition Corp.**
> **Draft Registration Statement of Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001854458**

Dear Mr. Petrello:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement of Form S-1

Summary
Acquisition Target Focus/Criteria, page 8

1. Please revise here and throughout your prospectus to address whether the 10 votes per share Class B common stock is a condition to an acquisition. If it is not a condition, please clarify the factors you will consider in deciding whether to engage in a business combination that does not include the high vote feature.

Description of Securities, page 143

2.   Please revise the description of your Class B common stock to state whether there are any "sunset" provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Class A common stock.

     You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jonathan Burr at 202-551-5833 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: T. Mark Kelly, Esq.